UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

☐ TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the transition period     from         to

Commission File Number: 0-2816

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Methode Electronics, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Methode Electronics, Inc. 401(k) Savings Plan
Years Ended December 31, 2014 and 2013

Methode Electronics, Inc.
401(k) Savings Plan

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2014 and 2013

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-12

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Signatures	14

Report of Independent Registered Public Accounting Firm

The Administration Committee
Methode Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Methode Electronics, Inc. 401(k) Savings Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Sassetti LLC

June 26, 2015
Oak Park, Illinois

Methode Electronics, Inc.
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value:
Group annuity investment contracts	$12,685,872	$9,798,063
Mutual funds	44,142,136	41,100,039
Methode common stock fund	7,436,009	9,096,052
Total investments	64,264,017	59,994,154

Receivables:
Participant loans	925,543	915,929

Total assets	65,189,560	60,910,083

Liabilities

Total liabilities	—	—

Net assets available for benefits, at fair value	65,189,560	60,910,083

Adjustments from fair value to contract for fully
benefit-responsive investment contracts	(35,216)	(40,041)
Net assets available for benefits	$65,154,344	$60,870,042

See accompanying notes

Methode Electronics, Inc.
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	December 31,
	2014	2013
Additions:
Additions to net assets attributed to:
Investment Income:
Interest and dividends	$2,774,978	$1,704,754
Net appreciation in fair value of investments	1,802,069	14,677,387
Total investment gain	4,577,047	16,382,141

Contributions:
Participants	2,280,310	2,325,291
Employer	1,341,286	1,346,495
Rollovers	410,418	1,079,871
	4,032,014	4,751,657
Total additions, net	8,609,061	21,133,798

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	4,297,221	5,576,587
Administrative expenses	27,538	25,000
Total deductions	4,324,759	5,601,587

Net increase	4,284,302	15,532,211
Net assets available for benefits:
Beginning of year	60,870,042	45,337,831
End of year	$65,154,344	$60,870,042

See accompanying notes.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan
The following description of the Methode Electronics, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement or Summary Plan Description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from Methode Electronics, Inc.
General
The Plan is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the plan sponsor, Methode Electronics, Inc. and its subsidiaries (the Company), can attract and retain qualified employees.
Participation
Employees who are employed by the Company for three full calendar months are eligible to participate in the Plan on the first day of the following calendar month.
Contributions
Participants may elect to contribute a minimum of 2% of their annual compensation (as defined in the Plan) on a pre-tax, after tax Roth 401(k) or any combination, up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).
The Company contributes to the Plan, on behalf of each participant, a “safe-harbor” non-elective contribution of 3% of each participant’s eligible compensation (as defined by the Plan), subject to the IRS maximum amount, for the portion of the Plan year in which the employee was a participant in the Plan.
Participants may direct contributions into various investment options offered by the Plan.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

1. Description of Plan (continued)
Participant Withdrawals
Withdrawals are permitted in the event of termination of employment, disability, death, retirement, attainment of age 59 1/2, or financial hardship. A financial hardship withdrawal is currently permitted by the IRS for certain authorized purposes. Such withdrawals must be approved by the 401(k) Hardship Committee. Withdrawals prior to the attainment of age 59 1/2 may be subject to an additional 10% tax penalty.
Vesting
Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Valuation of Investments
The shares of mutual funds and the Methode Electronics Common Stock Fund are reported at fair value. See note 4 for discussion of fair value measurements.
Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
In December, 2005, the Financial Accounting Standards Board (“FASB”) issued certain authoritative literature with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The literature requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The Plan has group annuity investment contracts with the Hartford Life Insurance Company (“Hartford”) and Lincoln National Life Insurance Company (“Lincoln”).
The Hartford group annuity contract fair value and contract value are estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits. The Plan does not allow for new investment in this contract. There are significant penalties if the entire contract were prematurely terminated. The interest guarantee is based on Harford’s ability to meet its financial obligations from its general assets.
The Hartford group annuity contract had an average yield of 3.09% (annualized) for each of the years ended December 31, 2014 and 2013. The crediting interest rate was 3.00% at December 31, 2014 and 2013, respectively. The crediting interest rate is set at the beginning of the calendar year and is periodically reviewed for adjustment.
The Lincoln Stable Value Account is a fixed group annuity issued by The Lincoln National Life Insurance Company. As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification TM (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined contribution plan that are fully benefit-responsive are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The Lincoln Stable Value investment contract held by the Plan is carried in the Statements of Net Assets Available for Benefits at contract value, which approximates the fair value of the investment contract.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

2. Significant Accounting Policies (continued)
The Lincoln contract had an average yield of 1.70% and 1.75% (annualized) for the years ended December 31, 2014 and 2013, respectively. The crediting interest rate was 1.70% and 1.72% at December 31, 2014 and 2013, respectively. The crediting interest rate is set at the beginning of each calendar quarter and is based upon the three-year average of the Barclays Capital Intermediate U.S. Government Credit Index plus 35 basis points. The guarantee is based on Lincoln’s ability to meet its financial obligations from its general assets.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Administrative Expenses
Generally, expenses of the Plan are paid by the Company.
Payment of Benefits
Benefits are recorded when paid.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

3. Investments

The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Years Ended December 31
	2014	2013
Mutual funds	$764,302	$7,023,077
Common stock fund	1,035,229	7,654,310
	$1,799,531	$14,677,387

Investments that represent 5% or more of the Plan's net assets are as follows:

	Years Ended December 31
	2014	2013
Lincoln Stable Value Fund	$12,011,072	$8,923,769
American Funds
American Balanced Fund	12,338,248	11,802,256
American Growth Fund of America	7,231,483	6,463,829
American Mutual Fund	6,084,742	5,260,811
Euro Pacific Fund	3,529,934	4,198,636

T Rowe Price Dividend Growth Adv	3,947,834	3,688,045
Methode Electronics Common Stock Fund	7,436,009	9,096,052

4. Fair Value Measurements
Accounting Standards Codification Topic 820 (ASC 820) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial Instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The standard establishes three levels of inputs that may be used to measure fair value:

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

4. Fair Value Measurements (continued)

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities ; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments measured at Fair Value on a recurring Basis
The following summarizes the classification of Investments by classification and method of valuation for the years ended December 31,

	2014 Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds

Intermediate Term Bond	$2,824,828	$—	$—	$2,824,828
Moderate Allocation	12,338,248	—	—	12,338,248
Small Value	1,790,974	—	—	1,790,974
Mid-Cap Growth	2,196,035	—	—	2,196,035
Large Blend	5,488,445	—	—	5,488,445
Large Growth	9,601,831	—	—	9,601,831
Large Value	6,084,742	—	—	6,084,742
Foreign Large Blend	3,817,033	—	—	3,817,033
Total	44,142,136	—	—	44,142,136

Methode Common Stock Fund	7,436,009	—	—	7,436,009

Group Annuity/Investment Contracts	—	—	12,685,872	12,685,872
	$51,578,145	$—	$12,685,872	$64,264,017

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

4. Fair Value Measurements (continued)

	2013 Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds

Intermediate Term Bond	$2,330,180	$—	$—	$2,330,180
Moderate Allocation	11,802,256	—	—	11,802,256
Small Value	1,889,565	—	—	1,889,565
Mid-Cap Growth	1,956,595	—	—	1,956,595
Large Blend	4,747,714	—	—	4,747,714
Large Growth	8,454,130	—	—	8,454,130
Large Value	5,260,811	—	—	5,260,811
Foreign Large Blend	4,658,788	—	—	4,658,788
Total	41,100,039	—	—	41,100,039

Methode Common Stock Fund	9,096,052	—	—	9,096,052

Group Annuity/Investment Contracts	—	—	9,798,063	9,798,063
	$50,196,091	$—	$9,798,063	$59,994,154

The Plan’s valuation methodology used for measuring the fair values is as follows:
Mutual funds: valued at quoted market price, which represent the net asset value of the shares held in such funds.
Methode Electronics, Inc. Common Stock Fund: the fund invests primarily in Methode Electronics, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (MEI) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.
Hartford Group Annuity Contract guarantees a fixed interest rate each year. The assets are valued at fair value as reported by Hartford and is based on discounted cash flows. Contract value is the sum of the amount invested less withdrawals plus interest computed at the guaranteed interest rate. These contracts do not hold any specific assets. The minimum interest rate on this contract is 3%.
Lincoln Stable Value Account: The Lincoln Stable Value investment contract is a fully benefit-responsive investment contract and is reported at contract value, which approximates fair value. Contract value represents participant contributions, plus earnings at guaranteed crediting rates less participant withdrawals. Participants are allocated interest on the investment contracts on a daily basis based on the unit price of the

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

4. Fair Value Measurements (continued)
investment contract. The minimum interest rate on this contract is 1.00%.
There have been no changes in these methodologies used at December 31, 2014 or 2013.

The table below is a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2014 and 2013:

	Hartford Contract	Lincoln Account	Total
Balance as of January 1, 2014	$874,294	$8,923,769	$9,798,063
Contributions	—	609,347	609,347
Withdrawals	(139,474)	(652,192)	(791,666)
Transfers, net	(77,664)	2,951,628	2,873,964
Realized, unrealized gains/losses, net	17,644	178,520	196,164
Balance as of December 31, 2014	$674,800	$12,011,072	$12,685,872

	Hartford Contract	Lincoln Account	Total
Balance as of January 1, 2013	$983,317	$7,733,512	$8,716,829
Contributions	—	586,813	586,813
Withdrawals	(115,352)	(709,780)	(825,132)
Transfers, net	12,308	1,176,280	1,188,588
Realized, unrealized gains/losses, net	(5,979)	136,944	130,965
Balance as of December 31, 2013	$874,294	$8,923,769	$9,798,063

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

5. Income Tax Status
The Plan has received a determination letter from the IRS dated October 28, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.
Generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or DOL. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
6. Related Party Transactions
Lincoln Financial Group, the Plan’s record keeper, is an affiliate of the Lincoln National Life Insurance Company, which the Plan has an insurance investment contract. The Plan also invests in Methode Electronics, Inc. Common Stock. These transactions qualify as related party and party-in-interest transactions.
Effective October 1, 2014, Lincoln Financial Group provides certain administrative services to the Plan pursuant to a Recordkeeping Services Agreement (RSA) between the Company and Lincoln. Lincoln Financial Group receives revenue from certain mutual fund service providers for services Lincoln provides to the funds. This revenue may be used to offset certain amounts owed to Lincoln for its administrative services to the Plan.
If the revenue received by Lincoln Financial Group from such mutual fund service providers exceeds the amount owed under the RSA, Lincoln remits the excess to the Plan's trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. During 2014 there were no excess amounts.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of investments at fair value per the financial statements to the Form 5500 at December 31,

	2014	2013
Investments, at fair value, per the financial statements	$64,264,017	$59,994,154
Adjustment from fair value to contract value for investments in
fully benefit-responsive insurance contracts	(35,216)	(40,041)
Participant Loans	925,543	915,929
Investments, per Form 5500	$65,154,344	$60,870,042

Supplemental Schedule

Methode Electronics, Inc.
401(k) Savings Plan
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
EIN #36-2090085 Plan #002
December 31, 2014

(a.)	(b.)	(c.)		(d.)	(e.)
			Shares
		Description of	or		Current
	Identity of Issue	Investment	Units	Cost	Value
	Group annuity investment contracts
	Hartford Life Insurance Company	Group Annuity Contract	N/A	**	$674,800
*	Lincoln Financial Group	Lincoln Stable Value Fund	11,224,326	**	12,011,072
	Mutual funds
	The American Funds Group	American Balanced Fund	499,120	**	12,338,248
		American Mutual Fund	164,319	**	6,084,742
		Europacific Growth Fund	76,306	**	3,529,934
		Growth Fund of America	170,675	**	7,231,483
		New Economy Fund	64,977	**	2,370,348
	Delaware Investments	Delaware Diversified Income	314,920	**	2,824,828
	Ivy	Ivy Mid Cap Growth I	92,193	**	2,196,035
	Vanguard	Total Stock Market Index	29,868	**	1,540,611
		FTSE All-World ex US Index Inv	15,536	**	287,099
	Goldman Sachs	Small Cap Value Inst	32,183	**	1,790,974
	T Rowe Price Dividend Growth Adv	Dividend Growth Adv	109,358	**	3,947,834

	Common stock fund
*	Methode Electronics, Inc.	Methode Electronics, Inc.
		Common Stock	210,970	**	7,436,009
	Total investments at fair value				64,264,017
	Adjustment from fair value to contract value for fully responsive
	investment contracts				(35,216)
	Total investments, as adjusted				$64,228,801
*	Participant loans	Interest rate - 4.25%		**	$925,543
					$65,154,344

* Party in interest

** Cost information is not required for participant directed investments and participant loans and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METHODE ELECTRONICS, INC.

Date: June 26, 2015                    By:    /s/Douglas A. Koman
Douglas A. Koman
Chief Financial Officer